April 10, 2025

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Brian Szilagyi

Re:	SEI Structured Credit Fund, LP (File No. 811-22107)
SEI Daily Income Trust (File No. 811-03451)
SEI Catholic Values Trust (File No. 811-23015)
SEI Asset Allocation Trust (File No. 811-07445)

Mr. Szilagyi:

This letter responds to comments given by you to SEI Investments Global Funds Services (“SEIGFS”), in its capacity as administrator for SEI Structured Credit Fund, LP, SEI Daily Income Trust, SEI Catholic Values Trust and SEI Asset Allocation Trust (each, a “Fund” and together, the “Funds”), in a telephone conversation on March 11, 2025. The comments provided relate to the amended Form N-MFP filed on January 17, 2025 for the SEI Daily Income Trust and the annual reports to shareholders filed on Form N-CSR and the respective Form N-CEN for each of the following:

•	SEI Structured Credit Fund, LP (December 31, 2023);
•	SEI Daily Income Trust (January 31, 2024);
•	SEI Catholic Values Trust (February 29, 2024); and
•	SEI Asset Allocation Trust (March 31, 2024).

SEIGFS provides the Funds with administrative and accounting services, as well as with officers and other personnel, and submits these responses on behalf of the Funds.

We have reproduced the substance of the SEC Staff’s comments below, with each comment followed by the Funds' corresponding response.

©2025 SEI

SEC Comment 1:

The response to Item D9 of Form N-CEN for the SEI Structured Credit Fund, LP does not appear to be entered as a percentage of net assets. Going forward, please provide a response to this item as a percentage of net assets.

Fund Response to Comment 1:

In response to the comment, going forward, the data populated in response to Form N-CEN Item D9 will be reported as a percentage of net assets.

SEC Comment 2:

In the SEI Daily Income Trust, Class Y of the Ultra Short Duration Bond Fund, Short-Duration Government Fund and GNMA Fund and Class D of the Conservative Strategy Fund, Moderate Strategy Fund, Aggressive Strategy Fund and Market Growth Strategy Fund presented line graphs for the Fund that does not assume the Fund’s required minimum if that amount exceeds $10,000. The beginning of the first fiscal year including an appropriate broad based securities market index for the same period. Please explain why the line graph does not conform to Item 27A.d.2 Instruction 1 of Form N-1A (prior reference Instruction 1(d) to Item 27(b)(7)(ii)(a).

Fund Response to Comment 2:

We agree with the SEC staff’s comment and in response, going forward, for any share class of a Fund that has a minimum investment that is greater than $10,000, the line graph will be based on the minimum initial investment as required by Item 27A.d.2. Instruction 1.

SEC Comment 3:

The staff noted the Government Fund of the SEI Daily Income Trust filed amended Form N-MFP on January 17, 2025. However, the Registrant’s signatures were not updated. Please confirm that all future amended filings will include updated signatures.

Fund Response to Comment 3:

In response to the comment, future amended filings will include updated signatures.

SEC Comment 4:

For the SEI Structured Credit Fund, LP, please discuss in correspondence why the reconciliation of the investments in which significant unobservable inputs were used in determining fair value does not discuss the reasons for transfers out of Level 3. In future financial statements, please disclose and discuss transfers into Level 3 separately from transfers out of Level 3 and include more specified reasons for the transfers.

Fund Response to Comment 4:

The Fund will revise the disclosure as requested in future reports to the extent deemed appropriate. In regards to the current report, the aggregate value of securities reported as transfers out of Level 3 classification was the result of the Fund utilizing pricing obtained from an independent, third-party pricing agent, consistent with Level 2 classification.

©2025 SEI

SEC Comment 5:

For all funds in the SEI Asset Allocation Trust, please add a footnote stating that the ratios of net investment income do not reflect the proportionate share of expenses and income of the underlying funds in which the Fund invests (Reference ASC 946-205-50-16).

Fund Response to Comment 5:

In response to the comment, future financial statements will include a footnote consistent with ASC 946-205-50-16.

*    *    *    *    *    *    *

Very truly yours,
/s/Glenn Kurdziel
Glenn Kurdziel
Controller and Chief Financial Officer
(Principal Financial Officer)

cc:	Robert A. Nesher Stephen Panner Timothy D. Barto

©2025 SEI